UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Atlatsa Resources Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

049477102

(CUSIP Number)

Meroonisha Pillay

Rustenburg Platinum Mines Limited

55 Marshall Street,

Marshalltown, Johannesburg, 2001

Republic of South Africa

+27 11 3736438

(Name, Address and Telephone Number of Person
Authorised to Receive Notices and Communications)

with copy to:

Michael Z. Bienenfeld

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3660

January 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049477102

1	Name of Reporting Persons. Rustenburg Platinum Mines Limited and Anglo American Platinum Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (See Item 4)

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 125,000,000 (see Items 3 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 125,000,000 (see Items 3 and 5)

11	Aggregate Amount Beneficially Owned by Reporting Person 125,000,000 (see Items 3 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.55 per cent. (see Item 5)

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rustenburg Platinum Mines Limited, a company incorporated under the laws of the Republic of South Africa (“RPM”), and Anglo American Platinum Limited, a company incorporated under the laws of the Republic of South Africa (“AAPL”), on January 24, 2013 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the common shares without par value (the “Shares”) of Atlatsa Resources Corporation (previously Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia (the “Company”), whose principal executive offices are at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by (i) RPM and (ii) AAPL.

RPM, a wholly-owned subsidiary of AAPL, is a major producer of platinum. AAPL, a major producer of platinum, is a public company, with its ordinary shares listed on the Johannesburg Stock Exchange. Anglo American plc (“AA”), a multinational mining company, holds a 77.96 per cent. interest in AAPL and is listed on the London Stock Exchange and the Johannesburg Stock Exchange.

The principal executive offices of RPM and AAPL are located at 55 Marshall Street, Johannesburg, 2107, Republic of South Africa. The principal executive offices of AA are located at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of RPM, AAPL and AA are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of RPM, AAPL or AA, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RPM and AAPL have entered into a Joint Filing Agreement, dated February 3, 2014, a copy of which is filed with the Schedule 13D as Exhibit A, pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Prior to January 14, 2013, RPM held 115,800 B1 preference shares of no par value (the “B1 Shares”) in Pelawan Finance SPV Proprietary Limited (“Pelawan SPV”), a wholly owned subsidiary of Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”). Pelawan SPV held 115,800 B2 preference shares of no par value (the “B2 Shares”) and 111,600 B3 preference shares of no par value (the “B3 Shares”) in Plateau Resources Proprietary Limited (“Plateau”), a wholly owned subsidiary of the Company.

In accordance with the terms of a framework agreement entered into by, among others, the Company, Plateau, RPM and Atlatsa Holdings on March 27, 2013, on January 14, 2014, RPM’s

entire holding of B1 Shares was converted into ordinary shares of Pelawan SPV, and Pelawan SPV’s entire holding of B2 Shares and B3 Shares was converted into ordinary shares of Plateau. On the same date, pursuant to the implementation of certain forward sale agreements, Pelawan SPV received 227,400,000 Shares (representing approximately 66.18 per cent. of the issued ordinary shares of the Company) from the Company as the purchase consideration for the sale of its Plateau ordinary shares, of which RPM received 115,800,000 Shares (representing approximately 26.97 per cent. of the issued ordinary shares of the Company) from Pelawan SPV as the purchase consideration for the sale of the Pelawan SPV ordinary shares held by RPM to Pelawan SPV.

On January 22, 2014, RPM sold its holding of 115,800,000 Shares to Atlatsa Holdings for a purchase consideration of ZAR 463.2 million.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

RPM acquired the Shares reported herein without the intention of exercising any measure of control over the Company.

On January 30, 2014, RPM subscribed for 125,000,000 Shares, representing approximately 22.55 per cent. of the issued ordinary shares of the Company for consideration of ZAR 750 million (the “Subscription Price”).

RPM may decide to dispose of its entire shareholding in the short- or medium-term.

The Subscription Price was funded by RPM using cash on hand. The Company will use the full amount of the Subscription Price to reduce Plateau’s indebtedness to RPM.

Except as described above in Item 4 of the Schedule, none of RPM, AAPL or AA currently has any plans or proposals which would be related to, or would result in, any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, RPM retains the right to acquire additional Shares or other securities of the Company and/or to sell or otherwise dispose of all or part of the Shares or other securities of the Company in any manner permitted by law. RPM may engage, from time to time, in ordinary course transactions with financial institutions with respect to the securities described herein. Furthermore, as part of the ongoing evaluation of investment and investment alternatives, RPM, AAPL and AA may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with, or make formal proposals to, management or the Board of Directors of the Company or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         The responses of RPM and AAPL to Rows (11) through (13) of the cover pages of the Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Neither AAPL nor AA hold any Shares in the Company.

The percentage of Shares held by RPM is based on 429,288,473 outstanding Shares as of January 30, 2014.

In addition, the Shares which are deemed beneficially owned by RPM with respect to which such person (i) had sole voting power, (ii) shared voting power, (iii) had sole dispositive power and (iv) shared dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of the Schedule 13D relating to such person.

Except as disclosed in the Schedule 13D, neither AAPL or AA, nor, to the best of RPM’s, AAPL’s and AA’s knowledge, any of the persons listed in Schedule A hereto (with the exception of Vinogaren Parmanandhan Pillay (who holds 4,000 Shares)), beneficially owns any Shares or has the right to acquire any Shares.

(b)         Except as disclosed in the Schedule 13D, neither AAPL or AA, nor, to the best of RPM’s, AAPL’s and AA’s knowledge, any of the persons listed in Schedule A hereto (with the exception of Vinogaren Parmanandhan Pillay (who holds 4,000 Shares)), presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

(c)          Except as disclosed in the Schedule 13D, neither AAPL or AA, nor, to the best of RPM’s, AAPL’s and AA’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

(d)         To the best knowledge of RPM, AAPL and AA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by RPM.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

Forward sale agreements

In July 2009, the Company and AAPL concluded a transaction in terms of which the Company acquired a 51 per cent. indirect equity interest in the Bokoni group of companies, comprising Bokoni Platinum Holdings Proprietary Limited, and its subsidiaries, Bokoni Platinum Mine Proprietary Limited, Ga Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited and Kwanda Platinum Mine Proprietary Limited (the “Bokoni Group”).

RPM retained a 49 per cent. equity interest in the Bokoni Group.

The funding required by the Company to pay the purchase consideration of ZAR 2.6 billion in respect of its 51 per cent. equity interest in the Bokoni Group was raised through a combination of bank funding and vendor funding.

The vendor funding included the subscription by RPM for B1 Shares in Pelawan SPV for the subscription price of ZAR 1.1 billion. Pelawan SPV, in turn, subscribed for B2 Shares and B3 Shares in Plateau for the aggregate subscription price of ZAR 1.1 billion.

The terms attaching to the B1 Shares, the B2 Shares and the B3 Shares provided for the conversion of such shares into ordinary shares of Pelawan SPV. The subsequent sale of such ordinary shares was carried out pursuant to the forward sale agreements (as described in Item 3 above). Pursuant to the terms of the forward sale agreements, Pelawan SPV was entitled to receive 111,600,000 Shares and RPM was entitled to receive 115,800,000 Shares.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement between Rustenburg Platinum Mines Limited and Anglo American Platinum Limited

B

Sale and Purchase Agreement between Atlatsa Holdings Proprietary Limited and Rustenburg Platinum Mines Limited in respect of 115,800,000 common shares in the issued share capital of Atlatsa Resources Corporation(1)

(1)                                 Filed as an exhibit to the original Schedule 13D on January 24, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2014

Rustenburg Platinum Mines Limited

By:	/s/ BONGANI NQWABABA
Signature

Bongani Nqwababa/Finance Director
Name/Title

Anglo American Platinum Limited

By:	/s/ BONGANI NQWABABA
Signature

Bongani Nqwababa/Finance Director
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby restated in its entirety with the information below:

Rustenburg Platinum Mines Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Christopher Ivan Griffith	Chief Executive Officer, AAPL	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Andrew Robert Hinkly	Head of Commercial	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	British/American

Pieter Johannes Louw	Executive Director, Mining	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Lorato Nelly Mogaki	Executive Director, Human Resources	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Johannes Mokoka	Head of Business Development	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

July Ndlovu	Executive Director, Process Operations	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	Zimbabwean

Bongani Nqwababa	Finance Director	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Dean William Pelser	Executive Director, Safety, Health and Environment	MIB House, 30 General Joubert Street, Polokwane, Republic of South Africa	South African

Vinogaren Parmanandhan Pillay	Executive Director, Joint Ventures	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Martin Poggiolini	Company Director, Finance and Performance Management, Corporate Finance	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Gordon Leslie Smith	Executive Director, Technical	55 Marshall Street, Johannesburg, 2001, Republic of South Africa	South African

Anglo American Platinum Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Mark Cutifani	Chief Executive, AA	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	Australian

Richard Matthew Wingfield Dunne	Company Director	P.O. Box 1982, Northcliff, 2115, Republic of South Africa	South African

Christopher Ivan Griffith	Chief Executive Officer	55 Marshall Street, Johannesburg 2107, Republic of South Africa	South African

Khanyisile Thandiwe Kweyama	Executive Director, Anglo American South Africa Limited	44 Main Street, Johannesburg, 2001, Republic of South Africa	South African

Nkateko Peter Mageza	Company Director	Unit 6 Kitamani, 34 Pont Road, Bryanston, 2012, Republic of South Africa	South African

René Médori	Finance Director, AA	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom	French

Nombulelo Thokozile Moholi	Company Director	34 Merano Crescent, Kyalami Estates, Kyalami, Republic of South Africa	South African

Mohammed Valli Moosa	Company Director	1st Floor, 3 Commerce Square, 39 Rivonia Road, Sandhurst, Sandton, Republic of South Africa	South African

Dhanasagree Naidoo	Company Director	21 Mount Royal , Corner Kopje and Rivonia Road, Morningside, Johannesburg, 2196, Republic of South Africa	South African

Bongani Nqwababa	Financial Director	55 Marshall Street, Johannesburg 2107, Republic of South Africa	South African

Anthony Martin O’Neill	Group Director; Technical, AA	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	Australian

John Meadway Vice	Company Director	6 Meyer Street, Oaklands, Johannesburg, 2192, Republic of South Africa	South African

Peter Graeme Whitcutt	Group Director, Strategy and Business Development, AA	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	South African/British

Anglo American plc
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
David Challen	Company Director	Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom	British

Sir CK Chow	Chairman, Hong Kong Exchanges Limited	One Harbour View Street, Central, Hong Kong	British

Mark Cutifani	Chief Executive	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	Australian

Judy Dlamini	Chairman, Mbekani Group	3 Melrose Bvd, Melrose Arch, Johannesburg, Republic of South Africa	South African

Byron Elmer Grote	Company Director	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	British/American

Sir Philip Hampton	Chairman, Royal Bank of Scotland plc	Gogarburn, Edinburgh, Scotland, EH12 1HQ, United Kingdom	British

René Médori	Finance Director	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	French

Phuthuma Nhleko	Chairman, Pembani Group Limited	Worldwide House, 29 Impala Road, Sandton 2146 Republic of South Africa	South African

Raymond Gabriel O’Rourke	Chairman and Chief Executive, Laing O’Rourke Group	Bridge Place, Anchor Boulevard, Admirals Park, Crossways, Dartford, Kent, DA2 6SN, United Kingdom	Irish

Sir Thomas John Parker	Chairman	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	British

Mphu Keneiloe Ramatlapeng	Executive Vice-President, HIV AIDS & TB Clinton Health Access	383 Dorchester Avenue, Suite 400 Boston MA 02127, United States	Lesotho

James Edmund Rutherford	Company Director	20 Carlton House Terrace, London, SW1Y 5AN, United Kingdom	British

Anne Stevens	Chairman, SA IT Services	SA IT Services, 3000 Northfield Place, Roswell, GA 30076, United States	American

Jack Edward Thompson	Company Director	3119 Stonegate Drive, Alamo CA 94507, United States	American

Paulo Roberto Castellari-Porchia	CEO, Iron Ore Brazil	Minério de Ferro Brasil Av. Das Américas 3443, bl 3 - 2º andar Barra da Tijuca Rio de Janeiro RJ Brasil — 22631-003	Brazilian

Name	Present Principal Occupation	Business Address	Citizenship
Seamus French	CEO, Thermal Coal & Metallurgical Coal	Anglo American plc 20 Carlton House Terrace London SW1Y 5AN United Kingdom	Irish

Christopher Ivan Griffith	CEO, Platinum	Anglo American Platinum Limited 55 Marshall Street Johannesburg 2001 South Africa	South African

Khanyisile Thandiwe Kweyama	Executive Director, Anglo American South Africa Limited	Anglo American South Africa Limited 44 Main Street Johannesburg 2001 South Africa	South African

Philippe Jean Claude Mellier	CEO, De Beers Group	De Beers Group 17 Charterhouse Street London EC1N 6RA United Kingdom	French

Norman Bloe Mbazima	CEO, Kumba Iron Ore Limited	Kumba Iron Ore Limited Gateway Office Park Centurion 124 Akkerboom Road Centurion 0157 South Africa	Zambian

Anthony Martin O’Neill	Group Technical Director	Anglo American plc 20 Carlton House Terrace London SW1Y 5AN United Kingdom	Australian

Mervyn Alexander Stephen Walker	Group Director, HR & Corporate Affairs	Anglo American plc 20 Carlton House Terrace London SW1Y 5AN United Kingdom	British

Duncan Graham Wanblad	Group Director, Other Mining Industries	Anglo American plc 20 Carlton House Terrace London SW1Y 5AN United Kingdom	South African

Peter Graeme Whitcutt	Group Director, Strategy & Business Development	Anglo American plc 20 Carlton House Terrace London SW1Y 5AN United Kingdom	South African/British

EXHIBIT INDEX

Exhibit	Description
A	Joint Filing Agreement between Rustenburg Platinum Mines Limited and Anglo American Platinum Limited

B

Sale and Purchase Agreement between Atlatsa Holdings Proprietary Limited and Rustenburg Platinum Mines Limited in respect of 115,800,000 common shares in the issued share capital of Atlatsa Resources Corporation(1)

(1)           Filed as an exhibit to the original Schedule 13D on January 24, 2014.